Filed By Transocean Ltd. (Commission File No. 000-53533)

And Transocean Inc. (Commission File No. 005-60501)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed under Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Songa Offshore SE

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT RIG - Q3 2017 Transocean Ltd Earnings Call EVENT DATE/TIME: NOVEMBER 02, 2017 / 1:00PM GMT OVERVIEW: Co. reported 3Q17 adjusted normalized revenue of $709m and net loss attributable to controlling interest of $1.42b, or $3.62 per diluted share. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call CORPORATE PARTICIPANTS Bradley Alexander Transocean Ltd. - VP of IR Jeremy D. Thigpen Transocean Ltd. - President, CEO & Executive Director Mark-Anthony Lovell Mey Transocean Ltd. - CFO & Executive VP Roddie Mackenzie CONFERENCE CALL PARTICIPANTS Angeline M. Sedita UBS Investment Bank, Research Division - MD and Equity Research Analyst - Oilfield Services and Equipment Sectors Eduardo B. Royes Jefferies LLC, Research Division - Equity Analyst Gregory Robert Lewis Crédit Suisse AG, Research Division - Senior Research Analyst Haithum Mostafa Nokta Clarksons Platou Securities, Inc., Research Division - Associate Ian MacPherson Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service John Booth Lowe BofA Merrill Lynch, Research Division - VP and Research Analyst Kenneth Blake Hancock Scotia Howard Weil, Research Division - Analyst Kurt Kevin Hallead RBC Capital Markets, LLC, Research Division - Co-Head of Global Energy Research and Analyst Scott Andrew Gruber Citigroup Inc, Research Division - Director and Senior Analyst Waqar Mustafa Syed Goldman Sachs Group Inc., Research Division - VP PRESENTATION Operator Good day, and welcome to the Third Quarter 2017 Transocean Earnings Call. Today's conference is being recorded. And at this time, I'd like to turn the conference over to Bradley Alexander, Vice President of Investor Relations. Please go ahead, sir. Bradley Alexander - Transocean Ltd. - VP of IR Thank you, Levi. Good morning, and welcome to Transocean's Third Quarter 2017 Earnings Conference Call. A copy of the press release covering our financial results, along with supporting statements and schedules, including reconciliations and disclosures regarding non-GAAP financial measures are posted on the company's website at deepwater.com. Joining me on this morning's call are: Jeremy Thigpen, President and Chief Executive Officer; Mark May, Executive Vice President and Chief Financial Officer; and Roddie McKenzie, Vice President of Marketing and Contracts. During the course of this call, management may make certain forward-looking statements regarding various matters related to our business and company that are not historical facts. Such statements are based upon the current expectations and certain assumptions of management and are therefore subject to certain risks and uncertainties. Many factors could cause actual results to differ materially. Please refer to our SEC filings for more information regarding our forward-looking statements, including the risks and uncertainties that could impact our future results. Also, please note that the company undertakes no duty to update or revise forward-looking statements. (Operator Instructions) 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call Thank you very much. I'll now turn the call over to Jeremy. Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Thank you, Brad, and a warm welcome to our employees, customers, investors and analysts participating in today's call. Before delving into the quarter, I'd like to introduce and welcome Roddie Mackenzie to our call today. As many of you know, Terry Bonno, our longtime Senior Vice President of Marketing and Contracts, recently moved into the newly created role of Senior Vice President of Industry and Community Relations, where, among other things, she will help me to lead Transocean's efforts around corporate sustainability. In her place, Roddie, who has served in numerous technical, operational and marketing roles over his nearly 20-year tenure with Transocean has now assumed the role of Vice President, Marketing and Contracts and will support Mark and I during the question-and-answer portion of today's call. I'd like to begin by thanking the entire Transocean team for delivering another quarter of strong operational results. As reported in yesterday earnings release, for the third quarter, the company generated adjusted normalized EBITDA of $349 million on $709 million in adjusted normalized revenue, resulting in a third quarter adjusted normalized EBITDA margin of 49%. These results were driven by combination of solid uptime performance, which revenue efficiency of 97.1% in the quarter and continued cost control. Needless to say, we're again pleased with our operating results that reflect our unwavering commitment to continuous improvement across the enterprise, including creating an incident-free workplace, high grading our fleet, maximizing uptime performance for our customers, reducing the time required to construct a well, and as evidenced by our strong and consistent EBITDA margin performance, doing all of this while realizing efficiencies in every aspect of our business. Let's start with safety. I'd like to recognize the entire Transocean team for achieving what is now approaching 19 consecutive months without a single lost time incident. Because of your focused efforts, we continue to improve our safety performance, which was, according to the international Association of Drilling Contractors, already industry-leading in both the first and second quarters of this year. In addition to continuous improvements in safety, we also continue to improve the overall quality of our fleet. In August, we entered into an agreement to acquire Songa Offshore and a fleet of 7 floaters, including 4 new harsh environment, high specification Cat-D semisubmersibles. As a reminder, these Cat-D rigs were designed in collaboration with Statoil and are currently contracted to Statoil with a total backlog of approximately $4 billion, which extends into 2024. It's important to note that this $4 billion in backlog does not include the follow-on, multiyear options, which could add an incremental 12 years of work for each of the 4 rigs. Since the transaction will add 4 new harsh environment assets to our fleet in a target market with a strategic customer while also adding to our industry-leading backlog, we're excited to finalize the combination and to welcome Songa Offshore to Transocean. While the Songa Offshore acquisition is keeping us busy, we continue to evaluate additional opportunities to upgrade our fleet through both corporate M&A and individual asset purchases. However, as previously stated, and as evidenced by the Songa Offshore transaction, we will continue to carefully consider both rig capability and the impact to near-term liquidity when assessing any prospect. In addition to acquisitions, we continue to high grade our fleet with the delivery of newly constructed rigs. The deepwater pump has recently arrived in the Gulf of Mexico where she has just commenced operations on her 10-year contract with Shell. The Deepwater Poseidon will arrive in the Gulf of Mexico in the coming months where she, too, will be getting a 10-year contract with Shell early next year. Of note, the Deepwater Pontus and the Deepwater Poseidon are the fourth and fifth contract-backed newbuild drill ships delivered to our fleet in the past 2 years. With the addition of these 5 newbuilds and the 4 Cat-D Songa rigs that will soon become part of our fleet, we will have a total of 9 assets contracted with investment-grade operators for terms extending through at least at the end of 2021 and as far out as 2028. Continuing to focus on our fleet. You may have read in our latest Fleet Status Report that we agree with Sembcorp Marine subsidiary Jurong Shipyard to enhance our 2 remaining newbuild drillships with an industry-best 3-million pound hook load. As many of you know, some wells in the Gulf of Mexico and other deepwater plays around the world require very heavy casing strings, which, in turn, necessitate higher hook load capacities. These 2 rigs will be the only rigs in the industry capable of running the heaviest [big strings] while maintaining spare over pull capacity. These upgrades also position these rigs to be excellent candidates for future 20k conversions. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call While certainly not as exciting as acquisitions, newbuilds or upgrades, purging some of our older assets remains vital to assembling the strongest fleet in the industry. As such, during the third quarter, we announced our intent to remove 6 additional assets from our fleet, including 5 ultra-deepwater assets, which we deemed to be challenging. This will bring the total number of rigs retired from our fleet since the start of the downturn to 39. As previously demonstrated, we will continue to objectively evaluate our assets, and we will continue to recycle rigs that we believe will struggle to compete as the market recovers. As a result of these retirements, and upon completion of the Songa transaction and the delivery of our 2 remaining drillships in the shipyard, 40 of our 49 assets or about 80% will be either ultra-deepwater or harsh environment floaters, with 25 of those being delivered since 2007. Additionally, when looking specifically at our ultra-deepwater assets, we will own 9 of the 28 most capable drillships in the world. And on looking at the harsh environment assets, we own 6 of the 28 most capable assets in the world. Through this high grading of our fleet, we are better positioning Transocean for further improvement, including maximizing uptime performance for our customers and reducing the time required to construct a well. Regarding uptime, we continue to consistently deliver excellent uptime performance ranging between 96% and 98%. However, we know that there's still more that we can do. As such, we recently entered into 2 additional care agreements, one targeting the life extension of thrusters supplied by Rolls-Royce on 14 of our dynamically positioned rigs and the other focused on improving the uptime on top drive equipment supplied by MHWirth on 9 of our floaters. These represent the fourth and fifth care agreement that we've executed with some of our core suppliers, designed to maximize uptime while simultaneously reducing the total cost of ownership over the life of the asset. We now have long-term agreements in place that cover BOPs, risers, (inaudible) components, including iron roughnecks, drawworks and top drives and now thrusters. These agreements align us around the common objective of improving equipment-related uptime and performance predictability and ensure reduction in the number and frequency of overhauls, thus driving down and normalizing our maintenance and repair cost over the contract period. Moving from a liability to drilling efficiency. We continue to be pleased with the impact of our performance dashboards. Across our fleet, we are operating at an average of 111% of our previously established key performance indicators. As a reminder, we established KPIs for each phase of the well construction process and established benchmark targets, which, at the time, represented our top quartile performance fleet-wide. Now as a result of the improved visibility and focus, we are experiencing reduction in well construction times, such as the vast majority of the fleet is now outperforming what was previously our top quartile. While extremely encouraged by the results thus far, there's more that we can and will do as we continue to add to the functionality of the app and find additional ways of leveraging further compressed well construction times and drive consistency of performance across our global operations. In summary, from an operational standpoint, as we await the market recovery, we continue to improve upon those things that are within our control. Driving down the cost of well delivery, which should ultimately help to facilitate our customers' future investment in offshore drilling. Speaking of the market, oil prices have become more constructive over the last few months, with Brent reaching a 2-year high near the $60 mark, both at the end of the third quarter and again over the last week. With our customers continuing to tell breakeven cost at or below $50 a barrel in many deepwater basins around the world, we continue to have a favorable long-term view of the market. Candidly, we are already seeing signs of improvement. As stated last quarter, our market outlook today is far more optimistic than it was 12 months ago. Floating fixtures awarded in 2017 to date have already exceeded last year's total by approximately 40%. In fact, the deepwater drilling industry has experienced 6 consecutive quarters with increasing floater contracting activity. Adding to our optimism, we have seen operators in multiple basins now contracting ultra-deepwater assets for multiyear projects for the first time in over 2 years. As evidence of this phenomenon, we've recently announced a new 2-year contract with BHP for the Deepwater Invictus, which includes day-rate adjustments for any changes in the operating location and 3 additional 1-year options with escalating day rates, including market rate adjustments in years 4 and 5. While we would not be so bold as to suggest that the ultra-deepwater market is in full recovery, it is encouraging to see customers demonstrating more conviction by locking up high specification assets under multiyear contracts. In addition to the new work we disclosed in the Fleet Status Report last week for the Deepwater Invictus, the Deepwater Nautilus and the Paul B. Loyd, we are pleased to have secured another contract with Woodside in Myanmar for the KG2, which starts in May for a firm 3-well campaign with options. This program should last between 150 days and 400 days, depending on the exercise of options. We are also close to securing contracts on several other programs that could be awarded before the end of the year. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call As we look across the globe, we see a handful of near-term opportunities in the Gulf of Mexico driven by the independents. As you might expect, most of these opportunities are for short-to medium-term durations and are likely to be very competitively bid. Nevertheless, they could help to bridge the gap to the next long-term opportunity as we work towards an eventual market recovery. We also see some opportunities throughout Latin America, which includes Mexico where we anticipate the second licensing round for deepwater blocks to occur in December, as well as Trinidad, Colombia, Guyana, Suriname and of course, Brazil. Focusing on Brazil. With its large volume of undeveloped reserves, a reduction of breakeven levels below $40 per barrel on most projects and favorable legislation, which includes a reduction in the local content requirements and the extension of the special customs regime, we are seeing growing interest in Brazil from both the majors and independents, which we believe will drive a sizable increase in tendering activity in 2018 and 2019 for projects commencing in late 2019 and 2020. Moving to the eastern hemisphere, in the U.K. and Norway, we continue to see strengthening demand for mid-water and more specifically, for harsh-environment assets. As a testament to the tightening market, day rates for high-specification units have increased more than 50% from where they were a year ago. With rising customer demand driven by a $30 per barrel breakeven levels and a limited number of harsh environment assets available in the market, we would expect to see day rates for the higher-specification, harsh-environment assets continue to improve. In Africa, we are encouraged to see some longer-term contract awards in Nigeria, as they represented some of the first multiyear awards in West Africa in almost 3 years. [In] Angola, [Senegal] is taking steps to improve its petroleum and natural gas legal framework to support further development of Angola's natural resources. And we see the potential for future demand in Ghana, [Côte d'Ivoire], Ecuador, [New Guinea] and East Africa. In short, we are anticipating an increase in activity from several different operators and several different markets in Africa. In the Asia Pacific region, we've seen multiple awards in India, Myanmar, Malaysia and Australia, and we expect to pursue what we believe to be multiple floater opportunities in this region over the next 12 to 18 months. In conclusion, we are generally excited about the opportunities in the U.K. and Norway, where we are witnessing a tightening of supply and demand for mid-water and harsh-environment assets, which is leading to ongoing day rate improvement. We're encouraged by some of the opportunities that are surfacing in Australia and other parts of the Asia Pacific region. And for the first time in 3 years, we're actually seeing multiyear awards in the Golden Triangle. To be clear, day rates in the deepwater markets remain under extreme pressure today. However, as activity begins to tick up and asset availability becomes tighter, especially for those higher specification, more efficient drilling machines, we fully expect to see day rate improvement over time. While today's outlook is certainly more encouraging than it was 12 month ago, we recognize that we're still in the midst of a downturn. And since the price --precise timing and trajectory of the eventual recovery is still uncertain, we continue to take the necessary actions to best position Transocean. As an example, just last month, we opportunistically accessed the market and issued $750 million of unsecured priority debt, which effectively addressed all unsecured bond maturities coming to before 2020. And as Mark will discuss in just a moment, we have other levers that we can and will pull as we continue to extend our liquidity runway. Before turning the call over to Mark, I would just like to once again thank the entire Transocean team for your efforts so far this year. We have significantly improved the overall quality of our fleet. We are making substantial strides in creating an incident-free workplace. We are moving closer to our goal of 100% uptime. We are delivering wells for our customers more efficiently than ever before. As evidenced by our strong, normalized adjusted EBITDA margins, we're managing our business more efficiently than ever before. And because of our consistent and efficient operating performance, and a great work by our finance and legal teams, we have built liquidity to continue to invest in our people, our assets, despite the challenging and uncertain market conditions. Well done, and thank you. Mark? Mark-Anthony Lovell Mey - Transocean Ltd. - CFO & Executive VP Thank you, Jeremy, and good day to all. During today's call, I'll recap our third quarter results and discuss our balance sheet and liquidity position. I'll also provide an update to our 2017 guidance, an early look at our 2018 cost expectations and discuss our liquidity forecast. Finally, I will provide an update on the Songa offshore acquisition. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. 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Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call For the third quarter of 2017, we reported net loss attributable to controlling interest of $1.42 billion or $3.62 per diluted share. As detailed in our earnings press release, third quarter results included net unfavorable items principally related to our previously announced $1.39 billion impairment on the retirement of 6 floaters. Excluding the net unfavorable items, adjusted net income was $64 million or $0.16 per diluted share. Contributing to these results was another stellar quarter of revenue efficiency at 97.1%. We've now delivered 95% or better revenue efficiency for 14 of the last 15 quarters. This consistent trend in our uptime performance has enabled a successful conversion of our industry-leading backlog into operating cash flow. As mentioned earlier, our adjusted normalized EBITDA margin was 49% for the third quarter, unchanged sequentially and for the year. Recognizing that we are in now the fourth year of this industry downturn, this is very impressive. We ended the quarter with liquidity of $5.7 billion, including our $3 billion undrawn revolving credit facility. In early October, we successfully accessed the debt markets issuing $750 million of priority-guaranteed senior secured notes with a 2026 maturity, receiving net proceeds of $742 million. Approximately $550 million of these net proceeds will be used to meet our 2017 and 2018 debt maturities. The excess proceeds are expected to be used for the Songa acquisition. We will continue to take advantage of opportunities to enhance our liquidity and strategically address our near-term and midterm debt maturities. As you are aware, we have both unsecured and secured financing options available to us, in addition to our aforementioned RCF. Since June 2016, we've reduced our net debt position of almost 25% or $1.4 billion, while consistently maintaining a healthy cash balance of more than $2 billion. I will now provide an update of our financial expectations for the fourth quarter of 2017. Our fourth quarter 2017 revenue efficiency guidance remains at 95%. Other revenue for the fourth quarter of 2017 is expected to be approximately $35 million, which includes customer reimbursables and approximately $25 million of revenue, primarily associated with the previously announced early termination of the Discoverer Clear Leader. The remaining termination fees on this rig will be recognized in 2018. Fourth quarter O&M expense is expected to range between $380 million and $390 million. This represents no change from our prior quarter's full year guidance. The approximately $50 million increase over third quarter's O&M is mainly due to the reactivation and contract preparation costs related to the Development Driller I and the Deepwater Nautilus, the commencement of operations on our latest newbuild drillship Deepwater Pontus, timing of certain maintenance costs planned for the prior quarters and recycling costs associated with previously announced rig retirements. These recent rig reactivations represent strategic decisions to bring assets back into the market where they have won new contracts, we believe have the strong long-term comparative advantage. We expect the fourth quarter G&A expenses to be approximately $45 million, which excludes costs associated with the Songa acquisition. The sequential increase is due to timing of certain costs including IT system enhancements and corporate support. Fourth quarter 2017 net interest expense is expected to be approximately $125 million, reflecting our recent debt transactions. This amount includes capitalized interest and interest income. Depreciation expense for the fourth quarter is expected to be approximately $185 million. We expect the portion of our consolidated earnings attributable to noncontrolling interest to be approximately $8 million for the fourth quarter. Capital expenditures, including capitalized interest for the fourth quarter of 2017 are expected to be approximately $125 million, $110 million associated with our new boats, including (inaudible) and Deepwater Poseidon and $15 million for maintenance and other capital expenditures. Now for an earlier look at 2018's preliminary cost projections. These estimates exclude the acquisition of Songa Offshore as we are yet to close that transaction. We'll provide an updated guidance, including Songa on our February 2018 earnings call. Operating and maintenance costs for 2018 are expected to be approximately 3% lower than our full year 2017 O&M expectations, consistent with year-on-year percentage reduction of operating days. The 2018 guidance includes full year operations from ultra-deepwater new boat Deepwater 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call Pontus, which commenced operations late last month and the Deepwater Poseidon, which is expected to commence operation in the first quarter of 2018, and completion of the contract preparation and mobilization to Australia of the ultra-deepwater semisubmersible, the DD1. These costs are offset by reduced activity and cost savings across the remainder of our fleet. We expect our G&A expenses in 2018 to be in line with our 2017 expectations. Full year 2018 net interest expense is expected to be approximately $520 million, reflecting our recent capital market transactions and a reduction in capitalized interest. This includes capitalized interest for approximately $50 million and interest income of $15 million. Capital expenditures in 2018 are anticipated to be approximately $140 million. This includes approximately $75 million in new boat CapEx and $65 million for maintenance CapEx. Turning now to projected liquidity as of December 31, 2019. Excluding any assumption for a new extended revolving credit facility to replace our current RCF expiring mid-2019, our end of year 2019 liquidity performance for both Songa transaction and the October debt issuance is estimated to range between $1.8 billion and $2 billion. As I mentioned on our previous call, renewing or extending our RCF remains a priority, which we expect to complete during 2018. Also, similar to our superior financing executed on our Deepwater Thalassa, Proteus and Conqueror, we plan to utilize Deepwater Pontus and Poseidon to secure additional estimated $1.4 billion of secured financing. Consistent with prior financings, we expect to use the proceeds primarily to retire debt maturing prior to 2023. In 2019, we expect total CapEx to be approximately $190 million, split evenly between newbuild CapEx and maintenance CapEx. I would note that both 2018 and 2019 CapEx guidance excludes any speculative rig reactivations. This strong liquidity position combined with our industry-leading contract backlog, positions us very well for the future even if it lasts --even if the downturn lasts a few more years. Before I conclude, I'd like to give a few brief comments regarding the acquisition of Songa Offshore. We've received all required approvals from (inaudible) authorities and have completed our internal due diligence process without any material [findings] . In connection with the U.S. regulatory process in October, we filed both, an S-4 registration statement and a preliminary proxy statement, these filings were reviewed by the SEC as is customary for these types of transactions. We are in the process of responding to SEC comments, which we anticipate occurring in the coming days, and we expect final approval shortly thereafter. Subsequently, we plan to hold our Extraordinary General Meeting most likely mid-December, and expect to close the transaction before year-end. Meanwhile, integration planning is well advanced and having full realization of the previously discussed synergies in 2018. This concludes my prepared comments. I'll now turn the call over to Brad. Bradley Alexander - Transocean Ltd. - VP of IR Thanks, Mark. Levi, we're ready to take questions now. (Operator Instructions) QUESTIONS AND ANSWERS Operator (Operator Instructions) And we'll take our first question from Angeline Sedita with UBS. Angeline M. Sedita - UBS Investment Bank, Research Division - MD and Equity Research Analyst - Oilfield Services and Equipment Sectors Hi, Jeremy. So on the North Sea, could you talk a little bit --I mean, it's become a tight market. And can you talk a little bit about what you're thinking or what you're hearing on the day rate side as far as where we could be moving towards going into '18? And then part two, that is if we think 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call forward about other rig categories, the regions in the world, there certainly will be other markets that start to tighten before the general market. So we think through either on a region-specific basis or rig-specific basis. What do you think would be the next segment that we can start to see tightening and eventually, some day rate power? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Thanks, Angie. I'm going to let Roddie answer that for us. Roddie Mackenzie Hi, Angie. Thanks for the question. Okay. So your first question was around the North Sea and Norway. So specifically the day rates, so while we can't speculate on what we would bid, I can certainly tell you what happened recently. So what he had in Q2, we saw rates around the 200 mark for the high specification units, and that increased in Q3 to the latest fixture that was at 250. So will we see an increase in Q4? We believe you will because you are simply seeing a tightening of the availability of the high specification units. And then, as we think about the other regions around the world, which one has tightened? So the first thing that we see is more the --the very specific niche markets where you're requiring a different type of rig. So For example, where you require a DP and a moored rig, all in one, places like Australia and (inaudible) that will begin to tighten up first. And then, after that, I think, as Jeremy alluded to, we're just seeing a general increase in tendering activity. We're seeing marked increase in fixtures being made compared to last year. So we think overall markets will tighten, but certainly, the niche markets are the first ones to go. Angeline M. Sedita - UBS Investment Bank, Research Division - MD and Equity Research Analyst - Oilfield Services and Equipment Sectors Okay. Okay. That's helpful. And then, I know it's been not a millisecond that we've seen $60 Brent, and we need to see some duration to that before we see much change in behavior. But has there been any change in the conversations with your E&Ps? Has there been any pick up or change in tone with the conversations now that we're moving into this level of Brent? Roddie Mackenzie Yes, it has. So I think what we're seeing now is --you'll see many headlines where the operators are talking about essentially their [FD&P] cost of the economic investment thresholds being anywhere from in the 20s and 30s, up to the 50 mark. And certainly, I think all of them have been discussing over the last 2 years of how do you make the business viable? And how do you make offshore drilling an attractive investment at $50 or below? And I think many of them have got themselves in that space, particularly through the higher efficiencies that we're seeing on the rigs and particularly, things like KPIs, as Jeremy alluded to. And also, the overall lower spread costs are delivering them much better value. So certainly, we're seeing that going in the right direction. Operator And we'll take our next question from Gregory Lewis with Crédit Suisse. Gregory Robert Lewis - Crédit Suisse AG, Research Division - Senior Research Analyst Just like a two-part question. Just because clearly, you made the decision to upgrade the newbuilds to 3-million pound hook loads. I guess, I'm just wondering if you can provide a little color on the decision to do that? And just with that, you also, earlier this year, you announced that you're going to upgrade the India? And just so, is this something where this is the cost of doing business? This is what customers want? Or are they just wanting more of everything? And with that, are we getting any sense that they're going to be willing to pay for that? 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Yes. Thanks, Greg. In the current market, are they're willing to pay for it, probably not. In the current market, they can have their choice of high specification assets at really competitive day rates. We've taken a position --we've talked about this before on past calls, where we've gone through and we [force ranked] every asset in the world. We've been taking a position that hey, when we get back to a more normalized market, whatever normalized is in this industry, how many floaters do we think the industry will need? We've segmented that by ultra-deepwater and harsh averment. And so we took a really, I think, thoughtful view about this --a very sober view of this, and we looked at our own fleet and we (inaudible) if the --if this new normal is only going to be somewhere between 180 or 220 floaters in the world. How do we make sure that we have the highest quality fleet to fit into that new market? And so as we've looked around, we've looked at some of our existing assets like India, and we --so we can move this, which, I think, we had it ranked in the 70s range. We can move it significantly up the chain with just a relatively small investment and some upgrades. We took a similar view of these newbuilds that are currently in Jurong Shipyard. And so these are all just to better position our fleet as we come out of the --come out of this downturn. In the beginning, it will be about market share obviously, and then as day rates start to improve, we'll be able to command premium day rates for these assets. Gregory Robert Lewis - Crédit Suisse AG, Research Division - Senior Research Analyst Okay. Great. And then, just as we look forward in the [back] --3-year end. I guess, we have the KG1 rolling off in Brazil. Was there any sort of color you can provide on the potential for that asset? Is that something we should expect to be mobbed out of Brazil as we move forward in the '18 for better opportunities? Roddie Mackenzie So Greg, I'll take that one. Yes. So we do have --there are several opportunities for the rig, and it's possible that she would leave Brazil, but it's also possible she would stay there's. So you're probably aware there are several tenders there in Brazil, but there's also ones elsewhere. So we're cautiously optimistic that we'll be placing the KG1 in 2018. Operator And we'll take our next question from Blake Hancock with Howard Weil. Kenneth Blake Hancock - Scotia Howard Weil, Research Division - Analyst Roddie, welcome to the firing squad. Jeremy, maybe first off. You mentioned some of these long-term contracts you have signed here --in the last --call it 6 months or so. Just wanted to get your opinion. Is that kind of you guys signaling that the rates are going to be at these levels for the next 2 or 3 years? A. And b, just kind of the approach to why one of your better assets for up to 5 years? And how you're thinking about the fleet from a portfolio perspective? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Yes. So I'll answer the rig question first. I don't think you should read anything into it in terms of what we think about rate going forward. We've seen contracting activity --tendering activity pick up over the course of the last 12 months. We expect that to continue as we get into '18 and '19. As you see more of that, you see more of the higher specification rigs going back to work. We would hope to see day rate improvement as we get into '19, but we don't know that yet. So that's kind of where --how we feel about rates going forward. Increasing activities will move into '18 and '19, with day rates then moving up. With respect to the Invictus, in particular, we were responding to 3 different tenders simultaneously. All 3 operators, one of our best assets, which is picking demand now. All 3, wanted to lock them up for at least 2 years plus additional 2 to 3 years in option. So as we look across that, there was only 1 opportunity where we actually had the ability to move day rates upwards in a meaningful way in the outer years. And so we aggressively pursued that opportunity. And we won it --and we did not aggressively pursue the other 2 opportunities. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call So this one was the best way to keep one of our best assets on contract with an operator that that rig has been since it came out of the shipyard. So there were a number of factors that led into that one, but certainly, still maintaining some optionality with some of our other better assets. Roddie Mackenzie I would also --and Blake, I'd also add a little color there. The other part of this was it's a multi-jurisdiction possibility on that contract. So they're certainly interesting for us because we've --not only on Gulf of Mexico, but Trinidad and Tobago as well is probably the first location for it. But most interestingly, it could lead into --segue into Mexico for us, which will be a very good way for us to enter that market. Kenneth Blake Hancock - Scotia Howard Weil, Research Division - Analyst That's great. And then Mark, maybe one for you on the 2018 cost guidance. Can you guide --kind of give us some color on how you guys are thinking about it? It looks like it would kind of assume that rigs that are working today are --kind of recontract at some point next year, but it doesn't seem like there's a whole lot of cold-stacked rigs getting reactivated in that number. Can you just kind of walk through how you guys are thinking about that? Mark-Anthony Lovell Mey - Transocean Ltd. - CFO & Executive VP Yes. Sure, Blake. So you're right. As I mentioned, we don't include any rig activations in that. What we do assume is that some speculative revenue and associated cost associated with rigs that will roll over next year. So you could assume that we've included about 20% of operating days associated with those rigs, and that's included in the guidance I provided you earlier. Operator And we'll take our next question from Ian McPherson with Simmons. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Jeremy, I wanted to ask another question about the 3-million pound hook load upgrades. If you could expand a little bit on this from a technical or engineering perspective what that entails to get that level of capability? I assume it's not a retrofitable quality for the other rigs in the world. If you could comment on that. And whether this was pulled by specific customer request? Or if it's an innovation that you're trying to take the lead with? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Ian, you're asking me an engineering question? I'm going to defer to Roddie to answer that one, and then I'll try that as well. Roddie Mackenzie Thanks, Ian. Yes. So your first question was about what do you have to do to enact that? So basically there is modifications that you make to the drawworks and obviously the traveling equipment. But essentially, that --the rigs that are in the stage of construction, where there's an option for us that relatively cost-effective way of doing it. In terms of a retrofit to other rigs, that's quite tricky e if the (inaudible) finalized, that the equipment is in place then they will not be (inaudible) the kind of levels. But so for us, it's an opportunity to really put a market out there and be the first 3-million pound rigs in the world. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director And it wasn't driven by specific customer request that we see is happening in the marketplace. And we know that this would be of value, especially in the Gulf of Mexico. We also believe that at some point in time, there will be a 20k opportunity, and this would definitely position those rigs as leading candidates for that opportunity. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Okay. And then, I think you've kind of spoken with your wallet here with regards to staying committed to those rigs. Small but incrementally fitting a little more to make them more capable. But the go-forward CapEx, including all of this year and then the next 3 years are still, I think, about $600 million of the $800 million for those rigs. And so the return thresholds for those assets compared to the M&A marker that's out there today, so it's a wide gap. So I guess, how do you get comfort with the return profile of these newbuilds on the go-forward capital compared to your opportunity set in the M&A environment? Mark-Anthony Lovell Mey - Transocean Ltd. - CFO & Executive VP Yes. This is Mark. And you absolutely spotted on. We can certainly go out and buy uncontracted newbuilds at a very high-specification level today at the shipyard. However, we have to bear in mind that we have very strong contracts from both sides' perspective with regard to the, those 2 newbuild drillships. So we --those contracts will be honored by Transocean irrespective of the fact that it's going to cost us a little bit more. But remember, these are 30-to 40-year assets. So we're not looking at over the next 3 years for return profile. We're looking at over a 30-year horizon, and we feel highly confident that over that period, whatever the return, a level of cash flow that will justify the decisions to build those high-specification assets, especially given the fact that we do have a lead in the market right now with regard to any kind of really deep wells in the Gulf of Mexico given the increased hook load. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service I appreciate that. And yes, the idea of honoring contract is --sometimes a long forgotten ideal. Operator And we'll go to next to Scott Gruber with Citigroup. Scott Andrew Gruber - Citigroup Inc, Research Division - Director and Senior Analyst You guys have done a great job in reducing maintenance spending through your various initiatives. When I look at your fleet, so you have a number of sixth-gen rigs that were delivered in 2009 and 2010. How should we think about the costs of the second five-year surveys on those assets under your new maintenance regime? Mark-Anthony Lovell Mey - Transocean Ltd. - CFO & Executive VP So Scott, one of the initiatives, which John and Keelan and the team have put in place at Transocean over the last couple of years was to eliminate out-of-service days and associated costs with regard to 5-year surveys. And I want to say, about a year ago, we managed to succeed with our initiatives. So then, we challenged the organization, can we do this with a 10-year survey as well? I'm very pleased to announce that recently we've just done that on one of our assets. So not only have we reduced the cost for the survey, we've reduced out-of-service time associated with that. So you can imagine the overall cost associated with these 5-and 10-year surveys is now significantly less. And bear in mind, we've just gone on to our first 2 BOP K contracts --K agreements at least, next year when the rest of them come into full force, you can see that we've driven even lower as these care agreements get exercised and executed by the organization. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call Scott Andrew Gruber - Citigroup Inc, Research Division - Director and Senior Analyst Can you provide some rough guidance on how much the 10-year survey would cost? Mark-Anthony Lovell Mey - Transocean Ltd. - CFO & Executive VP I'm not going to go that type of detail at this stage. Scott Andrew Gruber - Citigroup Inc, Research Division - Director and Senior Analyst Would you be willing to offer how many surveys are included in your maintenance guidance for '18 and '19? Mark-Anthony Lovell Mey - Transocean Ltd. - CFO & Executive VP So for '18, we don't have surveys of any magnitude. In '19, I think we have 2 included in that. Most of these we see coming due in 2020 and 2021. Scott Andrew Gruber - Citigroup Inc, Research Division - Director and Senior Analyst And would you be willing to provide any rough guidance on maintenance done in '20? As you have one of the surveys taken. I know we are going to few years out but... Mark-Anthony Lovell Mey - Transocean Ltd. - CFO & Executive VP Yes. We're going to (inaudible) for our guidance. Operator We'll go next to Haithum Nokta with Clarksons Platou Securities. Haithum Mostafa Nokta - Clarksons Platou Securities, Inc., Research Division - Associate Jeremy, I just to want to ask a couple of quick clarifications. Did you say a new contract for the KG2? And then also around the Invictus options, you just said that those were escalating rates with market links in year 4 and 5? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director So yes on both. So KG2 with Woodside in Myanmar, which we just completed a campaign, a very successful campaign with Woodside and so they are picking her up again. And then yes to the question around the Invictus. Haithum Mostafa Nokta - Clarksons Platou Securities, Inc., Research Division - Associate Okay. And did you say a term for the new contract for the KG2 or... 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Yes. It was --it should last between 150 and 400 days. Haithum Mostafa Nokta - Clarksons Platou Securities, Inc., Research Division - Associate Okay. Very nice. Okay. I'm going to ask about the strength testing in harsh environment. And I'm trying to see is that something --the mechanics are driving those rates higher. Is that something that could be transferable to the deepwater market down the road? And is it as simple as harsh environment is 2 or 3 years ahead? Or (inaudible) of factors there driving rates in harsh environment? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Sure. You broke up a little bit in the question there, but I think what you're asking was could we see the same kind of day rate progression in ultra-deepwater that we've seen here recently with harsh environment? And the answer is yes. The question is around timing. And so if you look at the harsh environment market, you go back a year ago, I mean, we were bidding at $150,000 a day. And you look into Roddie's comment the, last picture of what it was a $250,000 a day, plus a $50,000 a day performance bonus. So I mean, really, you're looking at almost $300,000 day rate for some high specification harsh environment asset. If we were sitting here 12 months ago, you would not have believed that that kind of day rate appreciation was possible, and I'm not sure that we would have. But it is really an indication of --there are only a few really high-specification assets that are out there in harsh environment. You could make a similar argument for the high specification ultra-deepwater rigs, and as customers start to see those rigs locked into longer-term contracts, all of a sudden, they become a little more valuable and that's when you need to start to push day rates up. Haithum Mostafa Nokta - Clarksons Platou Securities, Inc., Research Division - Associate Naturally. Okay. And then, just on the $1.4 billion of new financing that you'd expect for the last two Shell rigs. Would it be fit to assume that there is going to be bonds or other kind of tools on the table for secured financing? Mark-Anthony Lovell Mey - Transocean Ltd. - CFO & Executive VP Haithum that could be anything because we're sitting right now on probably 20 different proposals to finance those assets. So we've got to look at a combination of advance rate, the cost of the financing, the amortization associated with that, and the security package beyond just the rig to make those decisions. As you can see us active doing this in early 2018. Operator And we'll take our next question from Kurt Hallead with RBC Capital Markets. Kurt Kevin Hallead - RBC Capital Markets, LLC, Research Division - Co-Head of Global Energy Research and Analyst You guys are getting me all jacked up so to speak. You have a little different tone than some of your other peers early this week, but it does seem like things are starting to at least improve at the margin. So kudos on how you have managed through the downturn. My question relates to perspective M&A and further consolidation. I know you've been very active on that front and you have the Songa transaction coming to a close here at year-end. Just kind of curious at this juncture with prospective demand improving, do you think the M&A push is going to stall out as some of your competitors get a little bit more optimistic about the market? 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Yes. Good question, Kurt. I'm not sure what our competitors are going to do with respect to M&A. From our standpoint, we continue to look at opportunity to high grade our fleet, and specifically focusing on ultra-deepwater and harsh environment. So we, again, have taken a position on how many floaters the industry is going to need in a more normalized environment. We want to have a significant portion of the high-spec assets that fall into that. And so we're looking around --certainly at different assets whether they be distressed assets in the shipyard or corporate opportunities, but for us, it really is. It's rig capability, it's technical capability in the ultra-deepwater and harsh environment side, but it's also the impact that the acquisition would have to near-term liquidity. We are more optimistic today than we were a year ago, but we still don't know when we're going to be able to pull out of this downturn. We're seeing it in harsh environment, we're seeing positive signs in ultra-deepwater, but it's still really competitive out there. And so as we look at any acquisition, it's really around asset quality and the impact to near-term liquidity. And we've got a --we want to pursue opportunities that [meet that] criteria. Kurt Kevin Hallead - RBC Capital Markets, LLC, Research Division - Co-Head of Global Energy Research and Analyst Okay. Great. Great. And then, just in the context, you mentioned lot of the operators have been able to get their cost levels down to sub-50. You referenced $30 in the North Sea. And now the day rates are at depressed levels, which in prior cycle dynamics, this was the turning point of the cycle when operators would take advantage of low rates and try to lock them in. It sounds like some of that is starting to happen. I'm just curious from where you said, like, do the operator still need to get an element of conviction that a $50 or $60 handle on crude is more sustainable than what they've seen for this year? Or do you think the operators are now at that level? And with day rates coming down --this is really the start of that push to get all those companies to lock in rates at current levels? What's your take? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Yes, it's a good question. I think you have to segment it by customer. So I think if you look at our independents, those customers are actually looking at the current oil prices and they are looking at their cost per barrel and they're thinking gosh! This is a great opportunity to go and capitalize on some lower day rates, lower service costs, and they see great opportunity there. But if you look at the majors, they've made a commitment to the street to fund the dividend, cash flow from operations, reduce the CapEx requirements (inaudible) for 2018. And so for them, they've set their budgets for the most part for 2018. My belief is unless we see material change upward in oil prices that the activity with the majors is going to be few and far between, but the independents and the NOCs are expected to ramp up, and I think that --Roddie is that what we're focusing? Roddie Mackenzie Yes, I think so. And when we track the contracting activity, basically, at the moment half of it is coming from the independents, which is disproportionate to the number of leases around the world. So clearly, you see those guys a bit more nimble moving first, but I think, we'd also love to see the indicators in places like licensing [rounds] in Brazil and Mexico are beginning to see a lot of the majors dive back in again. So I think we've seen it [round] 1.4 to Mexico and then, the second and third pre-salt rounds in Brazil. I think you see in the majors heavily investing basically saying it's time to reinvest in the deepwater offshore drilling. So I think you'll see that translate into contracts for us in the next year --2, 3 years. Operator (Operator Instructions) We'll go next to Waqar Syed with Goldman Sachs. Waqar Mustafa Syed - Goldman Sachs Group Inc., Research Division - VP In terms of Gulf of Mexico, could you guide us what you see in terms of activity into '18 and '19? And also, just want to ask that we are seeing rig efficiency improvements, we hear about companies able to drill wells a lot faster, so if we were to drill the same number of wells that we drilled back in '14 in the ultra-deepwater, how many field rigs would be needed to do that given the rig efficiencies? 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. 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Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Thanks for the question. I'll let Roddie answer the question about the Gulf of Mexico and activity that you're seeing. But just your question around how many floaters would you need to deliver the same number of wells as 2014. I'm not sure we've gone through that thoughtful of analysis on that in particular, but I tell you, we do think about that as we were trying to set our expectations for what a more normalized floater count could be. And we segmented that by ultra-deepwater and harsh environment, and we certainly factored into efficiency gains when we came down to that lower number. I mean, if you member back to the peak in 2014, I think there were 270-ish floaters under contract and operating around the world. We're now saying that we think that, that range could be somewhere between 180 to 220. We'll be wrong, but just a lot of that is based on the more efficient drilling machines and better operation. I'll turn it over to Roddie to answer the specific question about Gulf of Mexico activity over the course of the next couple of years. Roddie Mackenzie Sure. So right now in the Gulf of Mexico it is the independents that are (inaudible) so the BHP, (inaudible) and Noble Energy and those guys. And I think by the nature of the large investment hurdle that you saw in the Gulf of Mexico long term, it became the domain of the majors. But what you see now is the efficiencies and the ability to bring the products to market is improving substantially, and that's where the independents are really beginning to move first. Obviously, as we've mentioned before, the higher efficiencies combined with the lower spread costs is getting our [FD&P] costs right where they need them. I would say on that though that for the long-term, we think the majors will return. Simply the size of the prize in the Gulf of Mexico makes it a very attractive place to invest capital once you've overcome your shorter-term liquidity issues. So reserve replacement will take hold in the next couple of years. And we are encouraged to see majors like Total getting involved and buying up some acreage in the Gulf of Mexico. Waqar Mustafa Syed - Goldman Sachs Group Inc., Research Division - VP Just to follow-up. Jeremy, this 180 to 220 rig number that you have versus 270, that assumes the same number of wells being drilled as in '14 or it assumes higher or lower number of wells being drilled? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director I'm not sure if we got that scientific, so I can't answer question. Operator And we'll go through our next question from Eduardo Royes with Jefferies. Eduardo B. Royes - Jefferies LLC, Research Division - Equity Analyst Question for you, as I think about your overall floater fleet, obviously the market remains quite oversupplied, but I think we have seen over the last year or so some --so there's a lot of nuances and niches that we can't see and all of a sudden, a rig that we, maybe we're overlooking comes back out. I guess, I'm curious if you think that there's still --are there still some opportunities within your fleet for again rigs that maybe we didn't think of as being particularly [niche] and coming back out. And I ask because it helps us think about maybe the longer-term earnings power of some these rigs can come back after being down for a year versus a couple of more years or something like that. So really I think the rigs like, bringing out the good rig and the rig going to Australia. Do you feel like there's more opportunities along those lines? Or should it be a little bit more straightforward with rigs like the Asgard (inaudible) would obviously look for getting employment in the relative --foreseeable future? 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Yes. I'll answer that this way. We've been very active, I think, in terms of retiring rigs that we thought would be challenged to really compete in the market recovery. And so --and it's been 39 to date. We've said on this call and on previous calls, we continue to evaluate our fleet on an ongoing basis. And as we look at rigs, as they roll out contracts, or as we kind of look at future prospects, if we think that they are not going to be able to compete for whatever reason that this market recovers then we recycle them. And so I think that they're certainly a few more in our fleet that are currently on contract that may not be able to earn a next contract, and in that case we will evaluate and we'll retire them. So we'll just continue to look at the fleet and those rigs that we don't think will be competitive will --we'll recycle, but I'd say anything that we have that we've invested back in today is because we think they're going to be remarkable rigs . Eduardo B. Royes - Jefferies LLC, Research Division - Equity Analyst Got it. And then, I guess just a quick one. It's probably more for Mark. You mentioned the step up in the fourth quarter guidance. Curious, I think you mentioned retirement costs or something like that. If you could give any perspective on the impact of the different components that lead to that step up sequentially in the fourth quarter? Mark-Anthony Lovell Mey - Transocean Ltd. - CFO & Executive VP So Eduardo, I mentioned four reasons why the permanent costs will be increased from the fourth quarter. Bear in mind this is not an increase from our previous guidance for the full year. So we do have the startup of the Deepwater Pontus. We have the reactivation costs associated with 2 rigs. We also have certain timing of maintenance costs that were due to be spent in the third quarter and in some cases, a little earlier that we expect to catch up in the fourth quarter. So all of that combined would add to about $50 million increase in quarter-on-quarter O&M costs. Eduardo B. Royes - Jefferies LLC, Research Division - Equity Analyst Yes. I mean, do you have sense --is the activation portion of that is more or less how much? Are you willing to get... Mark-Anthony Lovell Mey - Transocean Ltd. - CFO & Executive VP That's about half of it. And then half of the other half is going to be the Pontus for the quarter. Operator And we'll go to our final question from J.B. Lowe from Bank of America Merrill Lynch. John Booth Lowe - BofA Merrill Lynch, Research Division - VP and Research Analyst Just wanted to get a quick clarification. I think, Mark on your OpEx guidance for 2018, did you say that, that assumes that, of the rigs that are rolling off at the end of this year, and the 8 or 9 that are rolling out next year that you assume 20% uptime for the non-contracted times? Is that what I understood? Mark-Anthony Lovell Mey - Transocean Ltd. - CFO & Executive VP Yes. So what I indicated was that we have about 3% reduction in operating days, up from 17 forecast to 2018 budget. And that 2% reduction translates into about a 20% of the days that are uncontracted on rigs that do come off contract over the next 12 months, getting re-contracted at lower day rates. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 02, 2017 / 1:00PM, RIG - Q3 2017 Transocean Ltd Earnings Call John Booth Lowe - BofA Merrill Lynch, Research Division - VP and Research Analyst Okay. Perfect. And then my other one was just --of the retirement candidates that you have and making the decision between whether you're going to retire them or not. If you were to decide to reactivate some of the rigs. Do you think that they would require upgrades like we've seen some other people in the market doing in terms of an extra BOP or putting some extra functionality on them. Or do you think they would be able to come out just kind of as is? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director I think they'll be able to come out as is. Now we have identified, in addition to the India, few other candidates that have similar profile, which we could add to their marketability with a few enhancements. But for the most part the rigs that we have stacked it's just reactivation cost and mobilization to get them back out. Operator And that concludes today's question-and-answer session. Mr. Alexander, at this time, I'd like to turn the conference back over to you for any additional or closing remarks. Bradley Alexander - Transocean Ltd. - VP of IR Thank you to everyone for your participation in questions today. If you have further questions, please feel free to contact me. We look forward to talking to you again next year for our fourth quarter and full year 2017 results. Have a good day. Operator This concludes today's conference. We appreciate your participation. You may now disconnect. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2017, Thomson Reuters. All Rights Reserved.